UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-62916-02

MISSION BROADCASTING, INC.

(Exact name of registrant as specified in its charter)

901 Indiana Ave, Suite 375

Wichita Falls, Texas 76301

(940) 228-7861

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6 7/8% SENIOR NOTES DUE 2020

GUARANTEES OF 6 7/8% SENIOR NOTES DUE 2020

SENIOR SECURED SECOND LIEN NOTES DUE 2017

GUARANTEES OF SENIOR SECURED SECOND LIEN NOTES DUE 2017

7% SENIOR SUBORDINATED NOTES DUE 2014

GUARANTEES OF 7% SENIOR SUBORDINATED NOTES DUE 2014

12% SENIOR SUBORDINATED EXCHANGE NOTES DUE 2008

GUARANTEES OF 12% SENIOR SUBORDINATED EXCHANGE NOTES DUE 2008

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

*

Note: In July 2013, Mission Broadcasting, Inc. (the “Company”) filed a registration statement on Form S-4, as amended, relating to the registration of the 6 7/8% Senior Notes due 2020 issued by Nexstar Broadcasting, Inc. (“Nexstar”) and the related guarantees (collectively, the “2020 Securities”) under the Securities Act of 1933, as amended, which was declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on October 21, 2013. The 2020 Securities are no longer outstanding.

In December 2010, the Company filed a registration statement on Form S-4, as amended, relating to the registration of its Senior Secured Second Lien Notes due 2017, which were co-issued by Nexstar and the related guarantees (collectively, the “2017 Securities”) under the Securities Act of 1933, as amended, which was declared effective by the Commission on January 10, 2011. The 2017 Securities are no longer outstanding.

In April 2004, the Company filed a registration statement on Form S-4, as amended, relating to the registration of the 7% Senior Subordinated Notes due 2014 issued by Nexstar and the related guarantees (collectively, the “2014 Securities”) under the Securities Act of 1933, as amended, which was declared effective by the Commission on May 13, 2004. In June 2005, the Company filed another registration statement on Form S-4, as amended, relating to the registration of additional 2014 Securities under the Securities Act of 1933, as amended. The 2014 Securities are no longer outstanding.

In June 2001, the Company filed a registration statement on Form S-4, as amended, relating to the registration of the 12% Senior Subordinated Exchange Notes due 2008 issued by Nexstar (formerly known as Nexstar Finance, Inc.) and the related guarantees (collectively, the “2008 Securities” and, together with the 2020 Securities, the 2017 Securities and the 2014 Securities, the “Securities”) under the Securities Act of 1933, as amended, which was declared effective by the Commission on July 23, 2001. The 2008 Securities are no longer outstanding.

Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company to file reports under Section 15 of the Exchange Act was suspended commencing with the fiscal year beginning January 1, 2018, because each of the Securities were held of record by less than 300 persons as of that date. The Company has nevertheless continued to file Exchange Act reports with the Commission on a voluntary basis. The Company is filing this Form 15 to provide notice of its intention to cease voluntarily filing of reports with the Commission under Section 15 of the Exchange Act. (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.)

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Mission Broadcasting, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MISSION BROADCASTING, INC.

Date: May 12, 2020	By:	/s/ Dennis Thatcher
Dennis Thatcher
President and Treasurer